TITAN TRADING ANALYTICS INC

9th Floor, 100 University Avenue

Toronto, Canada M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on September 14, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00 pm, Mountain Time, on September 12, 2007.

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of

Titan Trading Analytics Inc. (the "Company") hereby                                      Print the name of the person you are

appoints: Kenneth W. Powell, a Director of the Company, or           OR         appointing if this person is someone other

failing him Mike Gossland, a Director of the Company,                                   than the Management Nominees listed herein.     _______________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Titan Trading Analytics Inc. to be held at 2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta on Friday, September 14, 2007 at 1:00 p.m. (MST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix the Number of Directors

For     Against

[   ]        [   ]

      To fix the number of Directors at five (5).

2. Election of Directors

For     Withhold

[   ]        [   ]

      To elect as Directors those persons specified in the Management Information Circular.

3. Appointment of Auditors

For      Against

[   ]        [   ]

      Appointment of Collins Barrow LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

4. Stock Option Plan

For      Against

[   ]        [   ]

      To approve, with or without modification, the ordinary resolution amending the stock option plan of the Company.

5. Amendment to the Acquisition of Trading Software

For      Against

[   ]        [   ]

To approve, with or without modification, the ordinary resolution of disinterested shareholders relating to the proposed amendment to the terms of the previously approved acquisition of Trading Software.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

       Signature(s)

                                Date

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______________________________

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